

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 22, 2010

Ms. Li Hua Wang
Chief Financial Officer, NF Energy Savings Corporation
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P. R. China 110021

Re: **NF Energy Savings Corporation**
Form 10-K for the year ended December 31, 2009
File No. 0-50155

Dear Ms. Wang:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item1. Business
Business Description, page 4

1. We note your disclosures related to the construction of a new energy manufacturing facility that will enhance your product lines and expand your manufacturing capacity. In future filings, including your first quarter Form 10-Q, please provide a comprehensive discussion of the expected impact of this new facility on your operations. The discussion should: quantify your current capacity; quantify how much of your current capacity was utilized during each period presented; quantify the expected increase to your future capacity when the new facility is completed; and discuss how the new facility is expected to impact your business.

2. In future filings, please disclose the basis for your claim that your valve business hold a leading position in China, and explain how you are defining "leading position."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies – Accounts Receivable, page 25

3. Please revise future filings, including your first quarter Form 10-Q, to:
    - include a summary of the general terms of your receivables for each revenue source;
    - explain why your receivables remain outstanding for periods beyond these terms;
    - disclose, and discuss reasons for changes in, average days outstanding of your receivables during each period presented; and
    - disclose the amounts of your receivables by aging period: less than 90 days, 91 to 180 days, 181 to 365 days and greater than one year as of each balance sheet date.

Results of Operations, page 26

4. In future filings, please disclose and elaborate on the reasons for changes in revenues, income, costs, and expenses between periods.

Liquidity and Capital Resources
Operating Activities, page 29

5. Your discussion indicates that you used cash in operating activities in 2009; however, your cash flow statement actually indicates that operating activities provided cash flows in 2009. Please ensure future discussions accurately describe your cash flow activities. We also note that your operating cash flows were impacted by a significant increase in accounts receivable due to increased sales. Please explain to us, and clarify in future filings, if you extended or changed the payment terms of any material receivables.

Financing Activities, page 29

6. Please revise future filings, including your first quarter Form 10-Q, to address the potential risks and consequences in the event you are unable to obtain debt or equity financing to fund your working capital needs.

7. In future filings, please disclose the terms of the two promissory notes sold in February and March 2010. Include, without limitation, the interest rates, maturities, and a discussion of collateral arrangements. We note the risk factor on page 14 in which you state your assets have been pledged as a security for this debt. Please also file all related agreements as exhibits.

Exhibits 31.1 and 31.2

8. Item 601(b)(31) of Regulation S-K stipulates that the certifications are to be set forth exactly as shown in the item. We note that you added the word "annual" before the word "report" in paragraphs 2 and 3 and used the word "my" instead of the word "our" before the word "supervision" in paragraph 4(b). Please revise to comply with the item's requirements in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant